UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35976 / February 24, 2026

_____

	:
In the Matter of	:
	:
BNY MELLON INVESTMENT FUNDS VII, INC.	:
BNY MELLON LARGE CAP SECURITIES FUND, INC.	:
BNY MELLON OPPORTUNITY FUNDS	:
BNY MELLON SHORT TERM MUNICIPAL BOND FUND	:
BNY MELLON SUSTAINABLE U.S. EQUITY FUND, INC.	:
BNY MELLON ADVANTAGE FUNDS, INC.	:
BNY MELLON APPRECIATION FUND, INC.	:
BNY MELLON INDEX FUNDS, INC.	:
BNY MELLON INVESTMENT FUNDS V, INC.	:
BNY MELLON INVESTMENT FUNDS VI	:
BNY MELLON MIDCAP INDEX FUND, INC.	:
BNY MELLON NEW JERSEY MUNICIPAL BOND FUND, INC.	:
BNY MELLON NEW YORK AMT-FREE MUNICIPAL BOND FUND	:
BNY MELLON OPPORTUNISTIC MUNICIPAL SECURITIES FUND	:
BNY MELLON RESEARCH GROWTH FUND, INC.	:
BNY MELLON WORLDWIDE GROWTH FUND, INC.	:
BNY MELLON ABSOLUTE INSIGHT FUNDS, INC.	:
BNY MELLON CALIFORNIA AMT-FREE MUNICIPAL BOND FUND, INC.	:
BNY MELLON INTERMEDIATE MUNICIPAL BOND FUND, INC.	:
BNY MELLON MUNICIPAL FUNDS, INC.	:
BNY MELLON STOCK FUNDS	:
BNY MELLON STRATEGIC FUNDS, INC.	:
BNY MELLON INVESTMENT FUNDS I	:
BNY MELLON INVESTMENT FUNDS II, INC.	:
BNY MELLON INVESTMENT FUNDS III	:
BNY MELLON INVESTMENT FUNDS IV, INC.	:
BNY MELLON ETF TRUST	:
BNY MELLON ETF TRUST II	:
BNY MELLON INVESTMENT ADVISER, INC.	:
	:
	:
240 Greenwich Street	:
New York, New York 10286	:
	:
BNY MELLON ETF INVESTMENT ADVISER, LLC	:
	:
201 Washington Street	:

Boston, Massachusetts 02108   :
                                                                               :
(812-15723)   :
                                                                               :
_____   :

ORDER UNDER SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940

BNY Mellon Investment Funds VII, Inc., et al. filed an application on March 13, 2025 and amendments to the application on April 16, 2025, June 26, 2025 and October 10, 2025 requesting an order under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act, and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, which would provide the relief necessary for an open-end management investment company (or series thereof) registered under the Act ("Fund") to offer one class of exchange-traded shares that operates as an exchange-traded fund (an "ETF Class") and one or more classes of shares that are not exchange-traded (each such class, a "Mutual Fund Class").

The order would provide Funds with two broad categories of relief: 1) the relief necessary to permit standard exchange-traded fund operations consistent with rule 6c-11 under the Act and 2) the relief necessary for a Fund to offer an ETF Class and one or more Mutual Fund Classes.

On January 27, 2026, a notice of the filing of the application was issued (Investment Company Act Release No. 35917). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemptions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is further found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the Act.

Accordingly, in the matter of BNY Mellon Investment Funds VII, Inc., et al. (File No. 812-15723),

IT IS ORDERED, under section 6(c) of the Act, that the requested exemption from sections 2(a)(32), 5(a)(1), 18(f)(1), 18(i), 22(d) and 22(e) of the Act and rule 22c-1 under the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

IT IS FURTHER ORDERED, under sections 6(c) and 17(b) of the Act, that the requested exemption from sections 17(a)(1) and 17(a)(2) of the Act is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.